EXHIBIT 12

OHIO POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,
	2005	2006	2007	2008	2009
EARNINGS
Income Before Income Taxes	$378,185	$349,758	$419,771	$347,077	$475,089
Fixed Charges (as below)	122,763	146,226	171,171	209,339	174,188
Total Earnings	$500,948	$495,984	$590,942	$556,416	$649,277

FIXED CHARGES
Interest Expense	$100,564	$94,293	$124,730	$173,870	$152,950
Credit for Allowance for Borrowed Funds Used During Construction	16,399	42,733	36,641	25,269	10,538
Estimated Interest Element in Lease Rentals	5,800	9,200	9,800	10,200	10,700
Total Fixed Charges	$122,763	$146,226	$171,171	$209,339	$174,188

Ratio of Earnings to Fixed Charges	4.08	3.39	3.45	2.65	3.72